UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

QIAGEN N.V.

(Name of Subject Company)

QIAGEN N.V.

(Name of Persons Filing Statement)

Ordinary shares, par value EUR 0.01 per share

(Title of Class of Securities)

N72482123

(CUSIP Number of Class of Securities)

Roland Sackers

Chief Financial Officer

QIAGEN N.V.

Hulsterweg 82

5912 PL Venlo

The Netherlands

Tel: 011-31-77-355-6600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jonathan L. Kravetz, Esq.

Michael L. Fantozzi, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”) by QIAGEN N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 12036979 (“QIAGEN”) relating to the tender offer by Quebec B.V. (“Bidder”), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), for all issued ordinary shares, par value €0.01 per share (the “QIAGEN Shares”), of QIAGEN at a price of €39.00 per QIAGEN Share, without interest to the holders thereof, payable in cash (the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add the heading and paragraphs set forth below:

Legal Proceedings

Five lawsuits related to the Offer have been filed, as described below. Each of the defendants in each such lawsuit, Robert Capka v. QIAGEN N.V., et al, Milton Pfeiffer v. QIAGEN N.V., et al, Anne Hall v. QIAGEN N.V., John Thompson v. QIAGEN N.V., et al, and Tara Golden v. QIAGEN N.V., et al, believes that the claims asserted in each such lawsuit are without merit.

On May 22, 2020, a lawsuit was filed by a purported shareholder of QIAGEN against QIAGEN and the members of the Managing Board and Supervisory Board of QIAGEN in the United States District Court for the Southern District of New York, captioned Robert Capka v. QIAGEN N.V., et al, Case No. 1:20-cv-04020 (the “Capka Complaint”). The Capka Complaint alleges that the defendants violated Sections 14(e), 14(d) and 20(a) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder by failing to disclose purportedly material information in the Schedule 14D-9 filed with the SEC on May 18, 2020 in connection with the Offer. The Capka Complaint seeks, among other things, to enjoin the closing of the Offer, rescission of the Offer if consummated, along with unspecified rescissory damages, disclosure of the allegedly omitted information, and an award of attorneys’ and expert fees and costs.

On May 27, 2020, a lawsuit was filed by a purported shareholder of QIAGEN against the members of the Supervisory Board of QIAGEN in the United States District Court for the Southern District of New York, captioned Milton Pfeiffer v. QIAGEN N.V., et al, Case No. 1:20-cv-04076 (the “Pfeiffer Complaint”). The Pfeiffer Complaint alleges that the defendants violated Sections 14(e) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14d-9 promulgated thereunder, by failing to disclose purportedly material information in the Schedule 14D-9 filed with the SEC on May 18, 2020 in connection with the Offer. The Pfeiffer Complaint seeks, among other things, to enjoin the closing of the Offer, rescission of the Offer if consummated, along with unspecified rescissory damages, and an award of attorneys’ and expert fees and costs.

On May 29, 2020, a lawsuit was filed by a purported shareholder of QIAGEN against QIAGEN, the Chief Executive Officer of QIAGEN and the members of the Supervisory Board of QIAGEN in the United States District Court for the Southern District of New York, captioned Anne Hall v. QIAGEN N.V., et al, Case No. 1:20-cv-04115 (the “Hall Complaint”). The Hall Complaint alleges that the defendants violated Sections 14(d), 14(e) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14d-9 promulgated thereunder, by failing to disclose purportedly material information in the Schedule 14D-9 filed with the SEC on May 18, 2020 in connection with the Offer. The Hall Complaint seeks, among other things, to enjoin the closing of the Offer, along with unspecified damages, and an award of attorneys’ and expert fees and costs.

Also on May 29, 2020, a putative class action lawsuit was filed by a purported shareholder of QIAGEN against QIAGEN, the members of the Supervisory Board of QIAGEN, the Bidder and Thermo Fisher in the United States District Court for the District of Delaware, captioned John Thompson v. QIAGEN N.V., et al, Case No. 1:20-cv-00728 (the “Thompson Complaint”). The Thompson Complaint alleges that the defendants violated Sections 14(e), 14(d) and 20(a) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder, by failing to disclose purportedly material information in the Schedule 14D-9 filed with the SEC on May 18, 2020 in connection with the Offer. The Thompson Complaint seeks, among other things, to enjoin the closing of the Offer, rescission of the Offer if consummated, along with unspecified rescissory damages, disclosure of the allegedly omitted information, and an award of attorneys’ and expert fees and costs.

On June 5, 2020, a lawsuit was filed by a purported shareholder of QIAGEN against QIAGEN and the members of the Supervisory Board of QIAGEN in the United States District Court for the Eastern District of New York, captioned Tara Golden v. QIAGEN N.V., et al, Case No. 1:20-cv-02512 (the “Golden Complaint”). The Golden Complaint alleges that the defendants violated Sections 14(e), 14(d) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14d-9 promulgated thereunder, by failing to disclose purportedly material information in the Schedule 14D-9 filed with the SEC on May 18, 2020 in connection with the Offer. The Golden Complaint seeks, among other things, to enjoin the closing of the Offer, rescission of the Offer if consummated, along with unspecified rescissory damages, and an award of attorneys’ and expert fees and costs.

Each of the defendants believes that the claims asserted in the Capka Complaint, Pfeiffer Complaint, Hall Complaint, Thompson Complaint and the Golden Complaint are without merit.

Additional lawsuits arising out of or relating to the Offer may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, QIAGEN, the Bidder and Thermo Fisher will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QIAGEN N.V.

By:	/s/ Roland Sackers
Name: Roland Sackers Title: Chief Financial Officer

Date: June 15, 2020